UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2025

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

3,571,964 common shares issued and outstanding as of filing date.

 FORM 1-SA REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-322-4368

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Semi-Annual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Semi-Annual Report on Form 1-SA, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Semi-Annual Report on Form 1-SA are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Semi-Annual Report on Form 1-SA or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Semi-Annual Report on Form 1-SA.

The Semi-Annual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Semi-Annual Report on Form 1-SA and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report on Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Semi-Annual Report on Form 1-SA, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Semi-Annual Report on Form 1-SA. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

Company Information

Andrew Arroyo Real Estate Inc. (the “Company”, “AARE” or “We”) is a nationwide American real estate company providing a comprehensive range of services, including sales, leasing, financing, investing and property management for residential, commercial, and business opportunities. Founded by Andrew Michael Arroyo, who began his real estate career in 1999, AARE has a successful track record of thousands of real estate sales, exceeding $2.75 billion. Mr. Arroyo further expanded his expertise in 2009 by obtaining a Series 65 license and registering as a Registered Investment Advisor (RIA) in California. AARE was originally established as Andrew Arroyo Real Estate, Inc., a California corporation (AARE-CA), in 2004. On July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (AARE-DE), with AARE-DE as the surviving entity. This merger facilitated the company's re-incorporation from California to Delaware, a strategic move to prepare for nationwide expansion, capital fundraising, and a public offering. We operate under the trademark and d/b/a “AARE.” Currently, AARE is licensed and registered to conduct real estate services in 25 states and the District of Columbia, and loan origination services in 4 states. The company has approximately three hundred members (agents, brokers, loan officers, managers, and staff) dedicated to smooth operations.

AARE is a mission-driven organization rooted in clear values. Our mission is to demonstrate Generous Capitalism® in the public markets by growing profits and increasing shareholder value, while also contributing to those in need and fulfilling God's will through real estate. Our vision is to "bear fruit," an investment principle signifying positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model. With a twenty-year history of successful operations and strategic growth, AARE is poised to become a pioneering faith-based, purpose-driven real estate company. Our plan is to develop a Real Estate Investment Trust (REIT) and eventually list on a major public stock exchange. This achievement would offer a unique investment opportunity for faith-driven individuals and institutions, while solidifying AARE's position as a leader in ethical and principled real estate development and investment. Our unwavering commitment to our mission and vision resonates with investors seeking both financial returns and meaningful impact, distinguishing AARE as a beacon of integrity and purpose within the real estate industry.

In 2024, we developed plans to grow our investment division. The Company has monitored the marketplace nationwide and found discounted properties from the peak prices of 2022-2023 primarily in the multifamily and office property types. To date, the Company has not entered any negotiations or agreements regarding any proposed transactions but has identified several properties in California, Nevada, Arizona, Texas, Tennessee, New Mexico and Florida that meet the “discounted from peak price” criteria that the Company believes will provide value. Based on what we view as a rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division. The Company is currently raising funds to (1) directly acquire real estate investment properties, (2) invest with other syndicators and partnerships nationwide who finance or acquire real estate investment properties (herein referred to as “Partner Operators”), and (3) invest in other private or publicly traded real estate investment trusts. The Company plans to elect to become a real estate investment trust (REIT). If we are successful in the transition to becoming a REIT, then the current real estate services will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

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Management’s View of the Current Real Estate Market: The 2024-25 Real Estate Landscape

The real estate market in 2024-25 has been characterized by a complex interplay of rising interest rates, persistent inflation, and shifting consumer sentiment. While some segments have shown resilience, others have experienced significant adjustments. The overarching theme has been a transition from the hyper-growth seen in prior years to a more normalized, albeit challenging, environment. Both residential and commercial sectors have felt the impact, with distinct regional variations in performance.

Management’s View of Key Market Drivers and Trends

Interest Rate Impact: The Federal Reserve's sustained efforts to combat inflation through interest rate hikes have been the most dominant factor influencing the real estate market. Higher borrowing costs have directly impacted affordability for homebuyers and increased the cost of capital for commercial developers and investors. This has led to a noticeable cooling in transaction volumes and a moderation in price appreciation. In some cases, significant depreciation has been seen, due to cap rate adjustments and ballooning debt coming due, particularly in markets that previously saw rapid increases.

Inflationary Pressures: While interest rates aim to temper inflation, the lingering effects of high inflation on construction costs, labor, and property maintenance have continued to put pressure on both developers and property owners. This has squeezed profit margins for new developments and increased operational expenses for existing portfolios.

Inventory Levels: Residential inventory levels have remained a critical bottleneck in many markets. While some new listings have emerged, the overall supply continues to lag behind demand in many desirable areas, contributing to sustained, albeit slower, price growth. In the commercial sector, the dynamic is more nuanced, with oversupply in certain office sub-markets contrasting with strong demand for industrial and specialized retail spaces.

Consumer and Investor Sentiment: Consumer sentiment has been cautious, with potential homebuyers facing affordability challenges and uncertainty about future economic conditions. Investors, particularly in the commercial real estate space, have become more discerning, prioritizing stable income-generating assets and re-evaluating risk in a higher-interest-rate environment.

Residential Real Estate Performance: The residential market experienced a deceleration in sales activity in 2024-25 compared to previous years. While median home prices continued to appreciate nationally, the rate of appreciation slowed considerably. Regional disparities were pronounced, with some competitive markets still experiencing bidding wars, while others saw price reductions and longer days on market. Affordability remains a significant concern, especially for first-time homebuyers.

Commercial Real Estate Performance: The commercial real estate market presented a mixed picture in 2024-25. The industrial sector continued its strong performance driven by e-commerce and logistics demand. Retail, particularly experiential and necessity-based retail, showed signs of resilience. The office sector, however, faced headwinds due to persistent remote and hybrid work trends, leading to higher vacancy rates in many urban centers and a flight to quality for premium spaces. The multi-family sector saw moderating rent growth but a significant decline in property values in certain markets due to the cap rate adjustment from rising interest rates. Overall, multifamily remained a relatively stable investment due to ongoing housing demand.

Outlook and Strategic Considerations: Looking ahead, the real estate market is expected to continue navigating a period of adjustment. The trajectory of interest rates will remain a pivotal factor. We anticipate continued segmentation across property types and geographies. For the residential market, affordability challenges will likely persist, but steady demand and limited supply in many areas may prevent significant widespread price declines. In commercial real estate, strategic investments in high-demand sectors like industrial, data centers, and specialized multi-family will be crucial. Repositioning or redeveloping underperforming assets, particularly in the office and multifamily sector, will also be a key consideration. Proactive risk management, strong liquidity positions, and adaptable business models will be essential for navigating the evolving market dynamics in the coming years.

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Results of Operations for the Period Ended June 30, 2025 Compared to the Period Ended June 30, 2024

Summary of Results of Operations

	Period Ended June 30,
	2025	2024
Revenue	$4,055,179	$3,318,342

Cost of sales	3,498,621	2,743,187

Gross profit	556,558	575,155

Operating expenses:

General and administrative	551,060	757,919
Total operating expenses	551,060	757,919

Operating profit (loss)	5,498	(182,764)

Other income (expense)
Total other income (expense), net	(2,761)	(6,326)
Net loss before income tax	2,737	(189,090)
Income tax expense	-	-
Net profit (loss)	$2,737	$(189,090)

Revenue

Our revenue increased by $736,837 to $4,055,179 from $3,318,342, for the period ended June 30, 2025 compared to the period ended June 30, 2024. Our increase in revenue was largely due to a general increase in the transaction volume in the property market as a result of more inventory. We expect our revenue will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales increased by $755,434 to $3,498,621 from $2,743,187, for the period ended June 30, 2025 compared to the period ended June 30, 2024. The increase in cost of sales was largely due to increases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

Gross Profit

Our gross profit decreased by $18,597 from $575,155 to $556,558, from the period ended June 30, 2024 compared to the period ended June 30, 2025. Our slight decrease in gross profit was due to a slight increase in our cost of sales. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

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General and Administrative Expenses

General and administrative expenses decreased by $206,859 to $551,060 from $757,919, for the period ended June 30, 2025 compared to the period ended June 30, 2024. The decrease is primarily due to management’s decision to reduce costs and certain fees associated with our nationwide expansion. We expect to have costs related to expansion and additional support for Company associates during times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Net Other Income (Expense)

We had net other expense of ($2,761) for the six-month period ended June 30, 2025 and net other income of ($6,326) for the six-month period ended June 30, 2024. For the period in 2025, our net other expense primarily related to our dividend interest and our interest expense. For the period in 2024, our net other expense primarily related to our interest expense.

Operating Profit (Loss); Net Profit (Loss)

Our operating profit increased by $188,262 to $5,498 from ($182,764) for the period ended June 30, 2025 compared to the period ended June 30, 2024. Our net profit increased by $191,827 to $2,737 from ($189,090), for the same periods. Our increase in operating profit and net profit was primarily due to an increase in commissions and management’s decision to reduce expenses. We expect our net profit will grow in periods when there is property price expansion and decrease in periods of recession.

Liquidity and Capital Resources for Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

We anticipate that our core operations, which are those related to our current residential and commercial brokerage, property management and lending services, can be funded through the income and cash flow generated by those services.  Although we are currently able to fund our core operations through the revenue generated from those operations, there is no guarantee we will be able to do so in the future. Additionally, in order to cover our expenses related to our prospective plans to become a publicly-traded company and to develop a real estate investment trust (REIT) business segment, we will need to raise substantial funds through offerings of our securities, likely through Regulation A offerings. As of June 30, 2025, we have $883,376 in unrestricted cash and cash equivalents and $443,624 in notes payable, net of current portion of which approximately $300,000 is due to a related party. Therefore, based on the projected income and cash flow generated by our current residential and commercial brokerage, property management and lending services business, plus the cash we have on hand and our plans to offer securities, we anticipate having enough liquidity to fund our existing current residential and commercial brokerage, property management and lending services business for the next 12 months. We have no current commitments for capital expenditures and had no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period through June 30, 2025. Currently, we use our capital resources to primarily fund operating costs and, when appropriate, to pay down debt or make charitable contributions. We plan to use any free cash flow, retained earnings, or proceeds from the sale of common stock to grow our existing brokerage services business by continuing to expand our service operations nationwide, and to grow our investment business by acquiring income producing properties for the REIT under development. In the event we are not successful in raising funds through the sale of our securities we may not be able to grow our existing brokerage services business and/or develop our prospective REIT business.

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During the periods ended June 30, 2025 and 2024, we generated negative cash flows. Our cash on hand as of June 30, 2025 was $1,307,036, and our cash flow used in operations was ($39,003) for the six months then ended. Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2025 and as of December 31, 2024, respectively, are as follows:

	June 30, 2025	December 31, 2024	Change
Cash	$1,307,036	$987,787	$319,249
Total Current Assets	$1,458,309	$1,422,221	$36,088
Total Assets	$1,607,947	$1,602,662	$5,285
Total Current Liabilities	$970,627	$1,318,753	$348,126
Total Liabilities	$1,474,323	$1,849,935	$375,612

Our current assets increased as of June 30, 2025, as compared to December 31, 2024, primarily due to us having more cash and cash equivalents from our capital raise, as well as more other assets, consisting of property management deposits, offset by a decrease in insurance settlement receivables.

Our current liabilities decreased as of June 30, 2025, as compared to December 31, 2024. This decrease was primarily due to a decrease in legal liabilities from an insurance settlement, a slight increase in other current liabilities, which was property management deposits, partially offset by us having slightly more outstanding on our line of credit.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($39,003) for the period ended June 30, 2025, as compared to net cash used in operating activities of ($224,993) for the period ended June 30, 2024 (revised). In 2025, the net cash used in operating activities consisted primarily of our net profit of $2,737, adjusted by depreciation and amortization of $10,089, change in amortization for the operating right-of-use asset of $20,714, change in accrued interest on loans of $6,199, change in stock based compensation of $18,160, change in accounts receivable of ($62,236), change in other current assets of ($29,103), change in an insurance receivable of ($374,500), change in accounts payable of $33,152, change in accrued liabilities of ($2,359), change in a legal liability accrual of $367,000, change in restricted cash liability of ($18,690), change in other current liabilities of ($3,933), and change in operating lease liabilities of ($21,233). In 2024 (revised), the net cash used in operating activities consisted primarily of our net loss of ($189,090), adjusted by depreciation and amortization of $10,514, change in amortization for the operating right-of-use asset of $19,145, change in accrued interest on loans of $5,046, gain on sale of property and equipment of ($6,182), change in stock based compensation of $25,011, change in accounts receivable of ($79,365), change in other current assets of ($60,397), change in accounts payable of $53,093, change in accrued liabilities of $31,144, change in restricted cash liability of $51,513, change in other current liabilities of ($66,489) and change in operating lease liabilities of $18,396.

Investments

Our cash used in investing activities during the period ended June 30, 2025 was $0, compared to the cash provided by investing activities of $7,774, during the period ended June 30, 2024. For the period in 2024, the cash provided by investment activities related to the proceeds on the sale of property and equipment of $7,774.

Financing

Our net cash provided by financing activities for the period ended June 30, 2025 was $358,252, compared to $208,578 for the period ended June 30, 2024. For the six months ended June 30, 2025, our net cash provided by financing activities consisted of repayments on auto loan of ($4,861), repayments on SBA loan of ($1,722), net borrowings on a line of credit of $4,835, and cash from sales of common stock of $360,000. For the six months ended June 30, 2024, our net cash provided by financing activities consisted of repayments on auto loan of ($4,765), repayments on SBA loan of ($1,620), proceeds on related party note payable of $79,000, net borrowings on a line of credit of $167, and cash from sales of common stock of $135,796.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of June 30, 2025 and December 31, 2024.

Seasonal Cash Flow

Property sales in our real estate services business is seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of capital reserves or credit lines to sustain payroll and fixed overhead costs during these months before the spring selling season begins.

Capital Expenditures

We have not made any major capital expenditures in 2025 and do not anticipate any near-term capital expenditures for our operational purposes in the next twelve months. However, if our Regulation A offerings to raise capital to invest in commercial real estate properties and develop a real estate investment trust is successful, we will have capital expenditures in the form of real estate acquisitions.

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Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms). The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renew each year.

Debt

We have one Small Business Administration (“SBA”) loan for $150,000. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have a fluctuating line of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000. Investors should be aware that funds utilized for debt retirement from an offering of our securities will not be available to support our growth.

Inflation has been rising. The effect of inflation on our revenues and operating results have not been significant. The rise in inflation has affected the long term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commission. The current interest rate environment is higher than the low interest rates experienced in the past few years, however, the Federal Reserve has recently cut interest rates which historically directly affect the borrowing costs for mortgages.

Related Party Note

Through December 31, 2024, the Company spent approximately $300,000 on the costs related its Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum.

Restatement of Prior Year Reported Amounts

In the Company’s 1-SA filing as of and for the six months ended June 30, 2024, management included Series A preferred shares in its fully diluted loss per share. The preferred shares should have been excluded from the calculation, as the Company had reported a net loss for the six months ended June 30, 2024, and inclusion of the preferred shares are anti-dilutive. The earnings per share disclosure has been corrected for the six months ended June 30, 2025 and 2024 as reported in this 1-SA. See Note 2 in the financial statements section below.

In the Company’s 1-SA filing as of and for the six months ended June 30, 2024, restricted cash was presented as other current assets on the balance sheet and restricted cash was omitted from the statement of cash flows. Management has corrected this on the accompanying balance sheet as of June 30, 2025 and 2024 by presenting restricted cash on the balance sheet.  Management has also presented a restated 2024 statement of cash flows for the six months ended June 30, 2025 that reconciles cash flows to cash and cash equivalents and restricted cash.  See Note 2 in the financial statements section below.

Controls and Procedures

With the participation of our Chief Executive Officer, management evaluated our disclosure controls and procedures as of June 30, 2025. Based on that evaluation, management concluded they were not effective due to the material weaknesses in internal control over financial reporting described below. Disclosure controls can provide only reasonable assurance and involve judgment. Notwithstanding these weaknesses, management concluded the financial statements included in this Form 1 SA are fairly stated, in all material respects, in accordance with U.S. GAAP.

Management's Discussion of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate ICFR. Using the COSO 2013 framework, management evaluated ICFR as of December 31, 2024—and, in connection with the audits of our consolidated financial statements for the years ended December 31, 2024 and 2023, identified material weaknesses. These principally relate to:

(i) limited accounting resources and segregation of duties constraints;

(ii) entity level control design and oversight gaps;

(iii) risk assessment and management review/activity level control deficiencies, including issues with the completeness and accuracy of information used in controls; and

(iv) weaknesses in IT general controls supporting financial reporting.

Regulation A (Tier 2) does not require a management report on ICFR or an auditor attestation; the discussion above is provided to summarize the identified material weaknesses, and no auditor attestation is provided. Management has begun remediation, including adding/outsourcing accounting expertise, formalizing policies and documentation, enhancing review and information technology controls, and improving segregation of duties.

Plan of Operations

Our plan is to continue to expand our service operations nationwide and execute our investment services business strategy. Below are the key milestones the Company is aiming towards. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our Regulation A offerings are expected to satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

Investment Division Milestones:

1.	Milestone 1: Formation of a Real Estate Investment Trust (REIT) and Hire Key Personnel

Continue the formation of a REIT and hire investment managers to supervise and oversee the portfolio of commercial real estate assets and partnership interests that we plan to acquire with the proceeds of this offering.

2.	Milestone 2: Acquire Commercial Real Estate Assets and Invest with Partner Operators

Identify and acquire discounted commercial real estate assets and partnerships interests producing income.

3.	Milestone 3: Ongoing Growth through Strategic Acquisitions and Partnership Investments

Continue to grow the portfolio of assets through strategic acquisitions and Partner Operator investments.

Service Division Milestones:

1.	Milestone 1: Continued Expansion Nationwide and International Research and Development

Continue to expand our services operations nationwide and explore international countries that meet our target market requirements and that will adopt our business model.

2.	Milestone 2: Continued Training of our Existing Members and Mentorship for New Members

Ongoing training utilizing our proprietary method “7 Steps to Powerful Paychecks” in all markets we serve and mentorship for new members graduating colleges and universities nationwide.

3.	Milestone 3: Appoint Regional and State Supervisors Domestically to Prepare for International Launch

Continue to recruit, hire and appoint operational managers to supervise and oversee the service-related members that join our Company.

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ITEM 2. OTHER INFORMATION

This discussion of our business should be read in conjunction with the other sections of this Semi-Annual Report on Form 1-SA, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Semi-Annual Report on Form 1-SA.

Other Significant Business Activities

In first six months of 2025, the Company continued to raise funds from investors through its Regulation A offering.

In 2024 and in the first and second quarter of 2025, the Company developed plans to grow its investment division. Based on the rare opportunity to purchase commercial real estate assets at a discount from peak prices (given the current economic landscape), the Company is fully focused on developing its real estate investment division through a forthcoming Regulation A+ offering. If the offering is successful, the Company plans to elect to become a real estate investment trust (REIT). If the Company is successful in the transition to becoming a REIT, then the current real estate brokerage operations will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

In July 2025, the Company engaged Dealmaker Securities as a broker-dealer to assist with its forthcoming equity raise through a Regulation A offering.

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ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Index to Financial Statements

Condensed Balance Sheets of Andrew Arroyo Real Estate Inc. as of June 30, 2025 (unaudited) and December 31, 2024	12
Condensed Statements of Operations of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and 2024 (unaudited)	13
Condensed Statements of Stockholders’ Equity of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and December 31, 2024 (unaudited)	14
Condensed Statements of Cash Flows of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and 2024 (unaudited)	15
Notes to Financial Statements (unaudited)	16

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ANDREW ARROYO REAL ESTATE, INC.

CONDENSED BALANCE SHEETS

June 30, 2025 and December 31, 2024

(unaudited)

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$883,376	$545,437
Restricted cash	423,660	442,350
Accounts receivable, net	102,864	40,628
Insurance receivable	10,500	385,000
Other current assets	37,909	8,806
Total current assets	1,458,309	1,422,221
Property and equipment, net	42,241	50,511
Right of use asset	101,332	122,046
Noncurrent assets	6,065	7,884
TOTAL ASSETS	$1,607,947	$1,602,662

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$252,564	$219,412
Accrued liabilities	82,716	85,075
Accrued interest	29,897	23,698
Other current liabilities	456,195	478,818
Accrued legal liability	18,000	385,000
Current portion of notes payable	9,256	13,229
Current portion of operating lease liabilities	47,782	44,139
Lines of credit	74,217	69,382
Total current liabilities	970,627	1,318,753

Long term liabilities
Notes payable, net of current portion	443,624	446,234
Long term operating lease liabilities, net of current portion	60,072	84,948
Total long term liabilities	503,696	531,182

TOTAL LIABILTIES	1,474,323	1,849,935

Commitments and Contingencies (See note 11)	-	-

STOCKHOLDERS’ EQUITY		-
		-
Common Stock, $.001 par value; 25,000,000 shares authorized, 3,546,964 issued and outstanding as of June 30, 2025 and 3,443,566 issued and outstanding as of December 31, 2024.	3,543	3,440
Preferred Stock, $.001 par value; 3,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2024.	-	–
Series A Convertible Preferred Stock, $.001 par value; 2,000,000 shares authorized, and outstanding as of June 30, 2025 and December 31, 2024.	2,000	2,000
Additional paid-in capital	2,263,682	1,885,625
Accumulated deficit	(2,135,601)	(2,138,338)

Total stockholders' equity (deficit)	133,624	(247,273)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,607,947	$1,602,662

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF OPERATIONS

Six Months Ending June 30, 2025 and 2024

(unaudited)

	2025	2024 As restated

Revenues	$4,055,179	$3,318,342

Cost of sales	3,498,621	2,743,187

Gross profit	556,558	575,155

General and administrative expenses	551,060	757,919

Profit (loss) from operations	5,498	(182,764)

Other income (loss)	(2,761)	(6,326)

Profit (loss) before income tax expense	2,737	(189,090)

Income tax expense	-	-

Net profit (loss)	$2,737	$(189,090)

Profit (loss) per share (basic and diluted)	$0.00	$(0.06)

Weighted-average number of common shares outstanding used in computing per share amounts, basic	3,495,265	3,241,263
Weighted-average number of common and preferred shares outstanding used in computing per share amounts, diluted	5,495,265	3,241,263

See accompanying notes to the financial statements.

13

ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY

Six Months Ended June 30, 2025 and 2024 (unaudited)

	Common		Preferred				Total
	Stock	Common	Stock	Preferred	Additional		Stockholders'
	Shares	Stock	Shares	Stock	Paid-in	Accumulated	Equity
	Issued	Par	Issued	Par	Capital	Deficit	(Deficit)
Balance - December 31, 2023	3,203,220	$3,202	2,000,000	$2,000	$1,016,601	$(1,574,694)	$(552,891)
Stock issued for cash	27,162	27	-	-	135,769	-	135,796
Stock based compensation	48,801	48	-	-	24,963	-	25,011
Net loss	-	-	-	-	-	(189,090)	(189,090)

Balance – June 30, 2024	3,279,183	$3,277	2,000,000	$2,000	$1,177,333	$(1,763,784)	$(581,174)

Stock issued for cash	137,460	137	-	-	687,089	-	687,226
Stock based compensation	26,923	26	-	-	21,203	-	21,229
Net loss	-	-	-	-		(374,554)	(374,554)

Balance - December 31, 2024	3,443,566	$3,440	2,000,000	$2,000	$1,885,625	$(2,138,338)	$(247,273)

Stock issued for cash	72,000	72	-	-	359,928	-	360,000
Stock based compensation	31,398	31	-	-	18,129	-	18,160
Net profit	-	-	-	-	-	2,737	2,737

Balance - June 30, 2025	3,546,964	$3,543	2,000,000	$2,000	$2,263,682	$(2,135,601)	$133,624

See accompanying notes to the financial statements.

14

ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

Six Months Ending June 30, 2025 and 2024

(unaudited)

	2025	2024 As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	$2,737	$(189,090)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,089	10,514
Gain on sale of property and equipment	-	(6,182)
Stock based compensation	18,160	25,011
Amortization of operating right-of-use asset	20,714	19,145
Accrued interest	6,199	5,046
Changes in assets and liabilities:
Accounts receivable	(62,236)	(79,365)
Other current assets	(29,103)	(60,397)
Insurance receivable	(374,500)
Accounts payable	33,152	53,093
Accrued liabilities	(2,359)	31,144
Accrued legal liability	(367,000)	-
Restricted cash liability	(18,690)	51,513
Other current liabilities	(3,933)	(66,489)
Change in operating lease liabilities	(21,233)	(18,936)

Net cash used in operating activities	(39,003)	(224,993)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on sale of equipment	-	7,774

Net cash flows provided by investing activities:	-	7,774

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on vehicle loan	(4,861)	(4,765)
Repayment on SBA Loan	(1,722)	(1,620)
Proceeds from related party note payable	-	79,000
Net borrowings (repayment) on lines of credit	4,835	167
Proceeds from sales of common stock	360,000	135,796

Net cash provided by financing activities:	358,252	208,578

Net increase (decrease) in cash and cash equivalents	319,249	(8,641)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	987,787	514,801
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,307,036	$506,160

See accompanying notes to the financial statements.

15

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31.

Capital Stock

Authorized capital is 25,000,000 shares of common stock, par $0.001, and 5,000,000 shares of preferred stock, par $0.001, all authorized by amendment dated July 29 2021. Common stock issued and outstanding was 3,443,566 shares as of December 31, 2024 and 3,203,220 as of December 31, 2023. Series A Convertible Preferred Stock is 2,000,000 shares issued and outstanding as of December 31, 2024 and 2023. The Series A Convertible Preferred Stock has dividend rights equal to common on an as converted basis, 1-for-1 conversion to common after 12 months, three votes per share, liquidation preference of $0.001 per share, and customary protective provisions. The series is classified in permanent equity under ASC 480-10-S99-3A. The Series A Convertible Preferred is convertible into up to 2,000,000 shares of common stock. These potential shares were excluded from diluted earnings per share for 2024 and 2023 because their effect would have been anti-dilutive.

From January 1, 2025 to June 30, 2025, the Company issued 72,000 new shares through its Regulation A financing at $5.00 per share and issued 31,398 new vested shares through its equity incentive plan at an average grant price of $0.5784. From January 1, 2024 to June 30, 2024, the Company issued 27,162 new shares through its Regulation A financing at $5.00 per share and issued 48,801 new vested shares through its equity incentive plan at an average price of $0.5115.

Management’s Plans

Management has evaluated whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for the one‑year period from the date of these financial statements (the assessment period) in accordance with ASC 205‑40.

As of June 30, 2025, the Company had $883,376 in unrestricted cash and cash equivalents and $443,624 in notes payable, of which approximately $300,000 is due to a related party. Based on the projected income and cash flow generated by the Company’s current residential and commercial brokerage, property management and lending services business, plus the cash the Company has on hand and its plans to offer securities, the Company anticipates having enough liquidity to fund its existing current residential and commercial brokerage, property management and lending services business for the next 12 months. The Company reported net profits (losses) in the amount of $2,737 and ($189,090) during the periods ended June 30, 2025, and 2024, respectively, and had a net stockholders’ equity as of June 30, 2025 in the amount of $133,624. The Company plans to use funds raised from offerings of their equity and existing cash to continue to grow the Company nationwide and execute their business plan. It is the opinion of the management that they will be successful in raising funds through the sale of equity, the proceeds from its Regulation A offerings, and availability of their existing cash and lines of credit will satisfy their need for liquidity and cash requirements for the foreseeable future and into 2026 and beyond and put them in a position to grow their business in accordance with their business plan, outlined in three (3) milestones for investment division and three (3) milestones for the services division.

Management believes it is probable that these plans will be effectively implemented and will generate sufficient liquidity to satisfy obligations during the assessment period. Accordingly, management has concluded that no substantial doubt exists.

Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the requirements of the Securities Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These financial statements have been prepared on the same basis as the annual financial statements and there have been no material changes to the accounting policies discussed in Note 2 included in the Annual Report on Form 1-K for the fiscal year ended December 31, 2024, filed with the SEC on September 22, 2025.

In the opinion of our management, the information in these financial statements reflects all adjustments, all of which are of a normal and recurring nature necessary for a fair statement of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

16

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

401(k) Plan

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers all eligible employees who meet certain service and age requirements. The Plan allows employees to contribute a percentage of their eligible compensation on a pre-tax or Roth after-tax basis, subject to limits imposed by federal tax law. For eligible employees, the Company provides a contribution equal to 100% of the eligible employees’ contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. The Company also provides matching contributions equal to 100% of the first 4% of an employee's eligible compensation contributed to the Plan. In addition to matching contributions, the Company may make a discretionary profit-sharing contribution to the Plan, subject to approval by the Company’s Board of Directors. As of the six months ended June 30, 2025 and June 30, 2024, the Company’s total contributions to the Plan, including matching and discretionary contributions, was $20,500 and $20,875 respectively. All employee contributions and Company matching contributions vest immediately. Any discretionary profit-sharing contributions vest according to the following schedule: 25% after one year of service, 50% after two years, 75% after three years, and 100% after four years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Charitable Contributions

The Company’s board of directors has adopted a discretionary policy that authorizes donations of up to 20 percent of annual gross profit (as defined below) to qualified charitable organizations. “Gross profit” is calculated as total revenue less cost of sales. The policy does not create a binding legal obligation; donations are recorded as expense only when the board approves a specific contribution or when payment is made, in accordance with ASC 720-25-25-1. Charitable contributions are reported in “Selling, general and administrative expenses” in the accompanying statements of operations. For the six months ended June 30, 2025 and 2024, the Company donated $19,500 and $64,521, respectively.

No unconditional commitments to future charitable donations existed at June 30, 2025 or December 31, 2024; therefore, no liability has been accrued.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash equivalents. The Company from time to time during the periods covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of the six months ended June 30, 2025 and as of the year ended December 31, 2024, the Company had approximately $1,307,036 and $987,787 respectively deposited in two financial institutions. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation.

Certain of the Company's cash positions are restricted property management trust funds on deposit with a bank as collateral for certain trust fund liabilities, which include security deposits and rents that belong to property owners. These related liabilities are short-term in nature as a result of our property management activities. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $423,660 and $442,350 on June 30, 2025 and December 31, 2024, respectively, deposited in one financial institution. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation. Restricted cash is presented separately on the balance sheet. Related trust fund liabilities are included in other current liabilities.

As of the six months ended June 30, 2025 and as of the year ended December 31, 2024, the cash positions are as follows:

	June 30, 2025	December 31, 2024
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	$883,376	$545,437
Restricted cash	423,660	442,350
Total cash, cash equivalents and restricted cash	$1,307,036	$987,787

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

17

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nature of Revenues and Performance Obligations

The Company acts as a broker and representative for principals in real estate transactions and derives its revenue primarily from real estate brokerage transactions. A broker's license is required for the representation of principals in real estate transactions and the Company holds such licenses in states nationwide.

The single performance obligation providing brokerage services to buyers and sellers, is satisfied at the closing of escrow and recording of the deed at which point the Company is entitled to its commission. The Company evaluated the principal-versus-agent guidance in ASC 606-10-55 and concluded it is the principal in these transactions; accordingly, revenues are reported gross of commissions and related agent payouts.

Variable Consideration

Commission rebates, referral splits, and promotional credits are forms of variable consideration. Management constrains estimates to the amount not expected to reverse and recognizes adjustments in the same period the underlying revenue is recorded.

Timing of Satisfaction of Performance Obligations

For property sale transactions, revenue is recognized at the closing date, when control of the property transfers to the buyer. This scenario meets the criteria for point-in-time recognition under ASC 606, as the Company’s performance obligations are fulfilled at discrete points.

Contract Balances

The Company invoices and collects commissions at closing; therefore no contract assets or contract liabilities exist at any reporting date.

Incremental Costs

Commissions paid to sales agents are incurred and expensed at closing. Because the amortization period for any incremental costs would be less than one year, the Company has elected the practical expedient in ASC 340-40-25-4 not to capitalize these costs.

Disaggregation of Revenue

In accordance with ASC 606-10-50-5, The Company considered whether presenting revenue on a disaggregated basis was necessary for understanding the nature, amount, timing, and uncertainty of revenue and cash flows. Given that revenue is primarily generated from transaction-based commissions with similar economic characteristics, management has concluded that further disaggregation does not provide significant additional insight into the Company's revenue patterns, and has therefore presented revenue as a single line item on the accompanying statements of operations. The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees and long-term rental income, none of which are individually material. These revenues are recognized as performance obligations are satisfied.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity’s expenses to help investors (a) better understand the entity’s performance, (b) better assess the entity’s prospects for future cash flows, and (c) compare an entity’s performance over time and with that of other entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity’s income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its year-end financial statements.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

18

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 2 - RESTATEMENT OF PRIOR YEAR REPORTED AMOUNTS

In the Company’s 1-SA filing as of and for the six months ended June 30, 2024, management included Series A preferred shares in its fully diluted loss per share. The preferred shares should have been excluded from the calculation, as the Company had reported a net loss for the six months ended June 30, 2024, and inclusion of the preferred shares are anti-dilutive. The earnings per share disclosure has been corrected for the six months ended June 30, 2025 and 2024 as reported in this 1-SA.

Six Months Ended June 30,

	As Previously Reported 2024	Restatement Adjustment	Restated 2024
STATEMENT OF OPERATIONS:
Loss per share (basic)	(0.06)	-	(0.06)
Loss per share (fully diluted)	(0.04)	(0.02)	(0.06)

In the Company’s 1-SA filing as of and for the six months ended June 30, 2024, restricted cash was presented as other current assets on the balance sheet and restricted cash was omitted from the statement of cash flows. Management has corrected this on the accompanying balance sheet as of June 30, 2025 and 2024 by presenting restricted cash on the balance sheet.  Management has also presented a restated 2024 statement of cash flows for the six months ended June 30, 2025 that reconciles cash flows to cash and cash equivalents and restricted cash.

Six Months Ended June 30,

	As Previously Reported 2024	Restatement Adjustment	Restated 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(189,090)	$-	$(189,090)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,514	-	10,514
Gain on sale of property and equipment	(6,182)		(6,182)
Stock based compensation	25,011	-	25,011
Amortization of right-of-use asset	-	19,145	19,145
Accrued interest	-	5,046	5,046
Changes in assets and liabilities:
Accounts receivable	(79,365)	-	(79,365)
Other current assets	(60,397)	-	(60,397)
Accounts payable	53,093	-	53,093
Accrued liabilities	31,144	-	31,144
Restricted cash liability	-	51,513	51,513
Other current liabilities	(61,443)	(5,046)	(66,489)
Change in operating lease liabilities	209	(19,145)	(18,936)

Net cash used in operating activities	(276,506)	51,513	(224,993)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of equipment	7,774	-	7,774

Net cash flows provided by investing activities:	7,774	-	7,774

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on auto loan	(4,765)	-	(4,765)
Proceeds / (repayment) on SBA Loan	(1,620)	-	(1,620)
Proceeds on related party note payable	79,000	-	79,000
Net borrowings (repayment) on lines of credit	167	-	167
Proceeds from sales of common stock	135,796	-	135,796

Net cash provided by financing activities:	208,578	-	208,578

Net decrease in cash and cash equivalents	(60,154)	51,513	(8,641)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	160,540	354,261	514,801
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$100,386	$405,774	$506,160

19

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 3 – PROFIT (LOSS) PER SHARE, BASIC AND DILUTED

Basic earnings (loss) per share has been computed by dividing net earnings / loss available to common shareholders by the weighted average number of common shares outstanding for the period. Fully diluted earnings per share has been computed by dividing net earnings available to common shareholders by the weighted average number of common shares and preferred shares outstanding for each period presented.

For the period ending June 30, 2025, the basic earnings per share available to common shareholders has been computed by dividing the net profit of $2,737 by the weighted average of 3,495,265 issued and outstanding common shares. The fully diluted earnings available to common shareholders has been computed by dividing the net profit of $2,737 by the weighted average of 5,495,265 issued and outstanding common and preferred shares.

For the period ending June 30, 2024, the basic loss per share available to common shareholders has been computed by dividing the net loss of ($189,090) by the weighted average of 3,241,263 issued and outstanding common shares. For the period ending June 30, 2024, the following potential common shares were excluded from the computation of diluted loss per share because their effect would have been antidilutive: 232,803 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting.

NOTE 4 – RESTRICTED STOCK AWARDS

The Company follows Accounting Standards Codification subtopic 718-10, Compensation ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the statement of operations based on their fair values.

On January 1, 2023, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan”. This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

Restricted stock: Award transactions during the year ended June 30, 2025 were as follows:

	Shares	Weighted average grant date fair value per share
Unvested at beginning of period	233,899	$0.57
Granted	44,281	0.37
Vested	(31,398)	0.57
Forfeited or cancelled RSUs and RSAs	-	-
Unvested at end of period	246,782	$0.54

At June 30, 2025 we had approximately $133,260 unrecognized stock-based compensation expenses related to restricted stock awards. The weighted average will be recognized over 5 years. Fair market value of stock-based compensation was determined by an independent third party 409a valuation. The stock-based compensation expense for the years ended June 30, 2025 and June 30, 2024 was $18,160 and $25,011.

20

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 5 – RELATED PARTY TRANSACTIONS

Through June 30, 2025, the Company spent approximately $300,000 on the costs related to our Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1, 2022 until the end of the repayment period which is June 29, 2027. For the period ended June 30, 2025, $6,199 of interest was accumulated. During this period, $0 principal and $0 interest was paid during this period. The Company has the right to pay off the promissory note earlier than the end of the repayment period without penalty. This related party note is classified within Level II of the fair value hierarchy.

Future maturity of the related party note payable at June 30, 2025 is as follows:

2025	$-
2026	-
2027	305,924
2028	-
2029	-
Thereafter	-
Total	$305,924

NOTE 6 – OTHER CURRENT LIABILITIES

Other Current Liabilities

The other current liabilities for the years ended June 30, 2025 and December 31, 2024 were as follows:

	2025	2024
Other current liabilities:
Accrued expenses	$29,599	$33,532
Income tax payable	2,936	2,936
Trust account liabilities	423,660	442,350
Total other current liabilities	$456,195	$478,818

NOTE 7 - DEBT

Lines of Credit

The Company has an unsecured $75,000 business Line of Credit (“LOC”) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 13.50% as of June 30, 2025. As of June 30, 2025, $74,217 was outstanding under this LOC.

EIDL Loan

The Company has an Economic Injury Disaster Loan (EIDL) in the amount of $149,900 collateralized by substantially all of the Company’s assets. This loan carries a 3.75% interest rate payable over 30 years with a start date of April 29, 2021 and a maturity date of May 28, 2050.

Vehicle Loan

On December 26, 2020, the Company has a vehicle loan for a Lexus RX in the amount of $46,014 that is collateralized by the vehicle. The loan is for a period of 5 years at 1.99% interest rate with a maturity date of December 26, 2025.

The debt schedule for the periods ended June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
Long Term Debt:
Note Payable - EIDL loan	$141,190	$142,912
Note Payable – Vehicle loan	5,766	10,627
Note Payable - Andrew Arroyo (Note 5)	305,924	305,924
Total Long Term Debt	452,880	459,463
Current Portion Long Term Debt	(9,256)	(13,229)
Total Long Term Debt, net of current portion	$443,624	$446,234

Future maturities of the debts payable at June 30, 2025 are as follows:

Remainder of 2025	$6,670
2026	4,475
2027	309,678
2028	3,898
2029	4,046
Thereafter	124,113
Total	$452,880

21

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 8 – LEASE LIABILITIES

The following table discloses the lease cost, weighted average, discount rate and weighted average remaining lease terms for operating leases as of June 30, 2024 and June 30, 2025:

	2025		2024

Lease cost:	$27,512		$21,183
Weighted average remaining lease term:	2.66	years	3.66	years
Weighted average discount rate:	14.5%		14.5%

The average weighted discount rate applied is based on the Company’s current line of credit interest rate.

Operating lease expense was $27,512 and $21,183 for the six months ended June 30, 2025 and 2024, respectively.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $1,937 per month. This lease has two extension options for two years each which can extend the lease through April 2028. The Company has exercised one extension and has one remaining exercise option.

Total future operating lease liability commitments for the above non-cancellable leases as of June 30, 2025, are as follows:

2025 (remaining lease liabilities)	$28,402
2026	58,329
2027	28,755
2028	6,543
Total lease payments	122,029
Less: imputed interest	(14,175)
Total	107,854
Less: current portion	(47,782)
Long-term operating lease liabilities at June 30	$60,072

22

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

(unaudited)

NOTE 9 – SEGMENT REPORTING

The Company operates and manages its business as one reportable operating segment. The Company’s CODM, the Chief Executive Officer, reviews internal financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance. Significant segment expenses include salaries and payroll, legal fees, stock based compensation, audit costs, contract services, rent, and other administrative expenses. The measurement of segment assets is reported on the consolidated balance sheets as total assets. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

	Period Ended June 30,
	2025	2024
Revenue	$4,055,179	$3,318,342

Cost of sales	3,498,621	2,743,187

Gross profit	556,558	575,155

Operating expenses:

General and administrative	551,060	757,919
Total operating expenses	551,060	757,919

Operating profit (loss)	5,498	(182,764)

Other income (expense)
Total other income (expense), net	(2,761)	(6,326)
Net loss before income tax	2,737	(189,090)
Income tax expense	-	-
Net profit (loss)	$2,737	$(189,090)

NOTE 10 - INCOME TAXES

Income taxes are calculated on an annual basis for full year periods and are not included in this semi-annual report.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal proceedings and loss contingencies

The real estate industry is subject to frequent claims and litigation. Buyers and sellers sometimes bring claims against one another and may seek to involve real estate agents and brokers. The Company evaluates pending matters under ASC 450, Contingencies, considering the nature of the allegations, status of the proceedings, advice of outside counsel, and the availability of insurance. A loss is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the Company provides disclosure but does not record an accrual. Potential insurance recoveries are recognized as receivables only when probable of recovery and are not netted against recorded loss contingencies.

Current matters

Matter 1 – Bonsall, California (arbitration). A buyer seeks rescission and damages alleging nondisclosure of water intrusion and potential mold by the seller, the HOA/property manager, and others. One of the Company’s associates has been named. The Company maintains an errors and omissions (“E&O”) policy with limits of $1,000,000 per occurrence, in force since June 9, 2009. Based on the current stage of the settlement discussions and advice of counsel, $18,000 is being accrued as a legal liability in our financial statements. The Company has not recorded an insurance receivable related to this matter because recovery is not yet deemed probable.

Matter 2 – Utah (litigation; non-E&O). A seller filed a complaint related to a for-sale-by-owner transaction involving a Company associate and a second trust deed of $150,000, naming the associate and the Company and seeking reimbursement and other relief. This matter is not covered by the Company’s E&O policy. The Company is engaged in settlement discussions. As of the reporting date, no loss has been accrued because a loss is not considered probable and the amount of any potential loss is not reasonably estimable.

For the second current matter discussed above, the Company cannot reasonably estimate a range of possible loss (or additional loss) as of the reporting date due to the early stage of the proceedings, evolving facts, and uncertainties related to defenses, damages, and insurance coverage determinations. The Company will update its assessments as additional information becomes available.

Resolved matter

San Diego, California (arbitration) — settled and dismissed. In a prior period, a buyer sought rescission in connection with a home purchase. The Company’s insurer settled the claim for $385,000 and the case was dismissed. During the year ended December 31, 2024, the Company recognized a $385,000 legal settlement liability and a corresponding insurance receivable of $385,000, resulting in no net impact on earnings. The insurer paid the settlement directly when finalized in 2025; accordingly, there was no cash outflow by the Company related to the settlement.

Other matters and insurance

Other than the matters described above, the Company is not a party to any legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s financial statements. The Company maintains insurance customary for its industry, including professional, general liability, workers’ compensation, employer’s liability, property, and other coverages, subject to deductibles, retentions, limits, exclusions, and insurer determinations of coverage. The Company records reserves for retained liabilities and deductibles when probable and reasonably estimable. Management believes recorded reserves are appropriate based on currently available information.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 23, 2025 the date on which the accompanying financial statements were available to be issued, and the following two subsequent events took place.

The Company has issued 25,000 new shares through its Regulation A offering and its 2023 Equity Incentive Plan. The Company received $100,000 for the shares sold through its Regulation A offering.

Other than the one event described above, the Company concluded that, no material subsequent events have occurred since June 30, 2025, that require recognition or disclosure in the financial statements.

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ITEM 4 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

4.1(1)	Form of Subscription Agreement for the Offering

10.1(1)	Escrow Agreement for the Offering

(1) Incorporated by reference from Issuer’s Offering Statement on Form 1-A filed with the Commission on September 15, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on September 23, 2025.

Andrew Arroyo Real Estate Inc.

Dated: September 23, 2025		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: September 23, 2025		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: September 23, 2025		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Treasurer (Principal Financial Officer) and Financial Director

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